AVINO SILVER & GOLD MINES LTD.

Suite 400, 455 Granville Street

Vancouver, BC V6C 1T1
Tel: (604)682-3701
Fax: (604) 682-3600

MANAGEMENT INFORMATION CIRCULAR
AND PROXY STATEMENT
AS AT AND DATED JUNE 20, 2003

This Information Circular accompanies the Notice of the 2003 Annual General Meeting (the “Meeting”) of members of AVINO SILVER & GOLD MINES LTD. (the “Company or alternatively, Avino”), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

THE ENCLOSED PROXY IS BEING SOLICITED BY
MANAGEMENT OF THE COMPANY

Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The Company may reimburse members’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has an authorized capital consisting of 25,000,000 common shares without par value of which there are 6,188,525 issued and outstanding shares. There is one class of shares only. At a General Meeting of the Company, on a show of hands, every member present in person and entitled to vote shall have one vote and on a poll, every member present in person or represented by proxy and entitled to vote shall have one vote for each share of which such member is the registered holder. Shares represented by proxy will only be voted on a poll that is requested by a member or proxyholder present at the Meeting or required because the number of shares represented by proxies that are to be voted against a matter is greater than 5% of the votes that could be cast at the Meeting.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company.

The directors have determined that all members of record as of June 6, 2003 will be entitled to receive notice of and to vote at the Meeting. Those members so desiring may be represented by proxy at the Meeting. The instrument of proxy, and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited either at the office of the Registrar and Transfer Agent of the Company, Pacific Corporate Trust Company, 10th floor, 625 Howe Street, Vancouver, BC, Canada V6C 3B8 or at the registered and records office of the Company, #1750, 1185 West Georgia Street, Vancouver, BC, Canada, V6E, not less than 48 hours, Saturdays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

BENEFICIAL HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” or “beneficial” shareholders because the shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Beneficial Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Beneficial Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Beneficial Holders. Intermediaries are required to forward the Meeting Materials to Beneficial Holders unless a Beneficial Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Beneficial Holders. Generally, Beneficial Holders who have not waived the right to receive Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Holder when submitting the proxy. In this case, the Beneficial Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company’s Registrar and Transfer Agent as provided above; or

(b) more typically, be given a voting instruction form which is not signed by the

Intermediary, and which, when property completed and signed by the Beneficial Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Beneficial Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Beneficial Holders to direct the voting of the shares which they beneficially own. Should a Beneficial Holder who receives one of the above forms wish to vote at the Meeting in person, the Beneficial Holder should strike out the names of the Management Proxyholders named in the form and insert the Beneficial Holder’s name in the blank space provided. In either case, Beneficial Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended January 31, 2003 (the “Financial Statements”), together with the Auditors’ Report thereon, will be presented to the members at the Meeting. The Financial Statements, together with the Auditors’ Report thereon, are being mailed to the members of Record with this Information Circular.

ELECTION OF DIRECTORS

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the members unless that person ceases to be a director before then. In the absence of instructions to the contrary, the shares represented by proxy will be voted on a poll for the nominees herein listed.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON NAMED IN THE PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY ON A POLL FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS.

Management proposes that the number of directors for the Company be determined at six (6)for the ensuing year subject to such increases as may be permitted by the Articles of the Company, and the Management nominees for the Board of Directors and information concerning them as furnished by the individual nominees is as follows:

		Number Of Shares
		Beneficially Owned,
		Directly Or Indirectly,
Name and		Or Over Which Control	Principal Occupation
Municipality of		Or Direction Is Exercised	During the
Residence	Director Since	At June 6, 2003	Past Five (5) Years
MICHAEL BAYBAK La Canada, CA	June, 1990	-	Director of Avino; Business & Financial Consultant

ERNEST CALVERT Vancouver, BC	June, 1990	10,000	Vice President and Director of Avino; Director of three other reporting issuers (public mining companies).

WILLIAM GLASIER Mill Bay, BC	August, 1990	37,500	Director of Avino; Director of four other reporting issuers (public mining companies).

WILLIAM KOCKEN Surrey, BC	September, 1997	25,000	Director of Avino; Director of three other reporting issuers (public mining companies).

DAVID WOLFIN West Vancouver, BC	September, 1997	-	Director of Avino; Public Relations consultant; President of Gray Rock Resources Ltd.

LOUIS WOLFIN West Vancouver, BC	June, 1990	293,761	President and Director of Avino; Formerly President and CEO of Coral Gold Corp; Mining Executive; Director of seven other reporting issuers (public mining companies).

William Glasier, David Wolfin and Ernest Calvert are members of the audit committee.

EXECUTIVE COMPENSATION

(Form 51-904F, B.C. Securities Act and Rules)

“CEO” means the individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year.

“Named Executive Officer” means:

(i) the CEO regardless of the amount of compensation of that individual,

(ii)	each of the Company’s four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus amounted to $100,000 or more, and

(iii)	any individuals who would have been included in (ii) but for the fact that they were not serving as an executive officer of the Company at the end of the most recently completed financial year.

The following table sets forth all annual and long term compensation for services to the Company for the three most recently completed financial years as at January 31 in respect of the Named Executive Officers. At the end of the Company’s most recently completed financial year, the Company had one Named Executive Officer, Louis Wolfin, the Company’s President (CEO).

SUMMARY COMPENSATION TABLE

Named Executive Officers

Name and								All Other
Principal Position	Year(1)	Annual Compensation			Long-Term Compensation			Compen-sation
					Awards		Payouts
				Other	Securities under
				Annual	Options/	Restricted Shares
		Salary	Bonus	Compen-sation	SARs(2)	or Restricted Share	LTIP(3)
		($)	($)	($)	Granted (#)	Units ($)	Payouts ($)
	2003	60,000	Nil	Nil	0	Nil	Nil	Nil
Louis Wolfin	2002	60,000	Nil	Nil	150,000	Nil	Nil	Nil
President (CEO)	2001	60,000	Nil	Nil	150,000	Nil	Nil	Nil

Notes: (1) Ended January 31

(2) Stock-appreciation rights
(3) Long-term incentive plan

Options and SAR’s granted to Named Executive Officers

Grant of options to purchase or acquire securities of the Company and its subsidiaries, if any, and stock appreciation rights (“SAR’s”) as defined in From 41 prescribed in the “Regulations” under the Securities Act of the Province of British Columbia were made to the Named Executive Officers during the financial year ended January 31, 2003 as follows:

Summary Options & SAR Table

Market Value of
		% of Total Options		Securities
		Granted to		underlying Options
Name of Executive	Securities Under	Employees in	Executive or base	on Date of Grant
Officer	Option Granted	Financial Year	Price ($/Security)	($/Security)	Expiration Date

Louis Wolfin	—	—	—	—	—

AGGREGATED OPTION/EXERCISES DURING THE MOST RECENTLY COMPLETED FISCAL YEAR AND FISCAL YEAR-END
OPTION/SAR VALUES

			Unexercised Options at		Value of Unexercised In-the-Money
			January 31, 2003		Options at January 31,
2003(1)
Common Shares
	Acquired on	Aggregate Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Louis Wolfin	150,000	$79,150	—	—	—	—

Termination of Employment, Changes in Responsibilities and Employment Contracts

There is no employment contract between the Company or its subsidiaries and the Named Executive Officer and the Company has no compensatory plan or arrangement with respect to the Named Executive Officer in the event of the resignation, retirement or any other termination of the Named Executive Officer’s employment with the Company and its subsidiaries or in the event of a change of control of the Company or its subsidiaries or in the event of a change in the Named Executive Officer’s responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

The directors of the Company have not been paid fees or other cash compensation in their capacity as directors. Company has no arrangements, standard or otherwise, pursuant to which its current directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently, up to and including the date of this Information Circular, except that directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors and certain directors may be compensated for services as consultants or experts. Incentive stock options, however, have been granted to non-Named Executive Officer directors and other insiders of the Company and are outstanding to purchase an aggregate 471,000 shares of the Company as follows:

Name of		Exercise Price
Optionee	No. of Shares	Per Share	Date of Grant	Expiry Date
Non-Named Executive Officer/Directors

Ernest Calvert William Glasier William Kocken	25,000	$0.58	October 31, 2002	October 23, 2007
Michael Baybak	25,000	$0.58	October 31, 2002	October 23, 2007
Andrea Regnier	25,000	$0.58	October 31, 2002	October 23, 2007
David Wolfin	25,000	$0.58	October 31, 2002	October 23, 2007
Other Insiders	20,000	$0.58	October 31, 2002	October 23, 2007
—	225,000	$0.58	October 31, 2002	October 23, 2007
Nil

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND
FINANCIAL YEAR-END OPTION/SAR VALUES

			Unexercised Options at		Value of Unexercised In-the-Money
			January 31, 2003		Options at January 31,
					2003(1)

	Common Shares
	Acquired on	Aggregate Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Ernest Calvert	25,000	$12,500	25,000	—	$8,000	—
William Glasier	25,000	$14,500	25,000	—	$8,000	—
William Kocken	25,000	$12,500	25,000	—	$8,000	—
Michael Baybak	—	—	50,000	—	$16,000	—
David Wolfin	50,000	$48,100	225,000	—	$72,000	—
Andrea Regnier	20,000	$8,000	20,000	—	$6,400	—

(1) Options are not subject to vesting.

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS
AND SENIOR OFFICERS

None of the directors, executive officers or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them is, or has been, indebted to the Company or any of its subsidiaries at any time since the beginning of the Company’s last completed financial year.

Termination of Employment, Changes in Responsibilities and Employment Contracts

There is no employment contract between the Company or its subsidiaries and the Named Executive Officer and the Company has no compensatory plan or arrangement with respect to the Named Executive Officer in the event of the resignation, retirement or any other termination of the Named Executive Officer’s employment with the Company and its subsidiaries or in the event of a change of control of the Company or its subsidiaries or in the event of a change in the Named Executive Officer’s responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS
AND SENIOR OFFICERS

None of the directors, executive officers or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or any of its subsidiaries at any time since the beginning of the Company’s last completed financial year.

APPOINTMENT OF AUDITORS

Management proposes the appointment of Ellis Foster, Chartered Accountants, as Auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries, other than and as disclosed under the headings “Executive Compensation” and “Particulars of Matters to be Acted Upon”.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company’s last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed under the headings “Executive Compensation” and “Particulars of Matters to be Acted Upon”.

PARTICULARS OF MATTERS TO BE ACTED UPON

Stock Option Plan

At the Meeting, the members will be asked to approve the Company’s proposed Stock Option Plan (the “Plan”).

The purpose of the proposed Plan is to provide certain directors, officers and key employees of, and certain other persons who provide services to, the Company and its subsidiaries with an opportunity to purchase shares of the Company and benefit from any appreciation in the value of the Company’s shares. This will provide an increased incentive for these individuals to contribute to the future success and prosperity of the Company, thus enhancing the value of the Company’s shares for the benefit of all the shareholders and increasing the ability of the Company and its subsidiaries to attract and retain skilled and motivated individuals in the service of the Company.

The proposed Plan is a “rolling” plan that provides that the aggregate number of shares reserved for issuance under it is 10% of the Company’s issued common shares at the time of the grant of a stock option under the Plan.

Under the proposed Plan, the option price must not be less than the closing price of the common shares on the TSX Venture Exchange (the “Exchange”) on the day immediately preceding the date of grant, less the applicable discount permitted by the policies of the Exchange. An option must be exercised within a period of five years from the date of granting. Within this five-year period, the Board of Directors of the Company may determine the limitation period during which an option may be exercised and whether a particular grant will have a minimum vesting period, unless such is otherwise required by the policies of the Exchange. Any amendment to the proposed Plan will require the approval of the Exchange and may require shareholder approval.

In accordance with the terms of the proposed Plan, it is subject to its acceptance for filing by the Exchange and the approval of the Company’s shareholders. Under the policies of the Exchange, such shareholder approval must be “disinterested shareholder approval” if the grants of options under the proposed Plan to “insiders” of the Company, together with all of the Company’s outstanding stock options, could result at any time in:

a)	the number of shares reserved for issuance pursuant to stock options granted to insiders of the Company exceeding 10% of the issued common shares of the Company; or

b)	the grant to insiders of the Company, within a 12-month period, of a number of options exceeding 10% of the issued common shares of the Company.

As the proposed Plan is not restrictive as to these results, at the Meeting, the members will be asked to approve, by disinterested shareholder approval, the proposed Plan.

The term “disinterested shareholder approval” means approval by a majority of the votes cast at the Meeting other than votes attaching to shares of the Company beneficially owned by insiders of the Company to whom options may be granted under the proposed Plan and associates of such persons. The term “insiders” is defined in the Securities Act (British Columbia) and generally includes directors and senior officers of the Company and its subsidiaries, the five highest paid employees and holders of greater than 10% of the voting securities of the Company. The term “associates” is defined in the Securities Act (British Columbia). Management of the Company has been informed that, as at June 20, 2003, 446,000 shares of the Company are beneficially owned by insiders of the Company to whom shares may be issued pursuant to grants of stock options under the proposed Plan and their associates.

If disinterested shareholder approval of the proposed Plan or a modified version thereof is not obtained, the Company will not proceed to implement the proposed Plan nor grant options under it. Even if approved, the directors may determine not to proceed with the proposed Plan.

The proposed Plan will be available for inspection at the Meeting. The directors recommend that the members approve the proposed Plan.

INCREASE IN AUTHORIZED CAPITAL

The Company’s Memorandum authorizes the Company to allot and issue up to 25,000,000 common shares without par value. If all outstanding shares and warrants are exercised and in order for the Company to raise further capital to continue its operations by way of the sale of common shares of the Company, it must increase its authorized capital to provide additional shares for subsequent share issuances. Therefore, management proposes to increase its authorized share capital from 25,000,000 common shares without par value to 100,000,000 common shares without par value and the Memorandum of the Company be altered to reflect the increase in the authorized capital of the Company, so that it shall be in the form set out in Schedule “A” to this Information Circular.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL, ON A POLL, BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

APPROVAL AND CERTIFICATION

The contents of this Information Circular have been approved and this mailing has been authorized by the Directors of the Company.

Where information contained in this Information Circular, rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

s/ “Louis Wolfin”	s/ “Andrea Regnier”

LOUIS WOLFIN President	ANDREA REGNIER Secretary

SCHEDULE “A”

FORM 1 (Section 5)

COMPANY ACT
ALTERED MEMORANDUM

(as Altered by Resolution dated July 17, 2003)

1. The name of the Company is “AVINO SILVER & GOLD MINES LTD.”

2.	The authorized capital of the Company consists of 100,000,000 common shares without par value.